Exhibit 12

WADDELL & REED FINANCIAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended
	December 31,
	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before provision for income taxes	$246,484	$162,156	$156,420	$199,160	$89,200
Fixed charges	20,298	20,008	18,824	18,158	18,379

Total earnings	$266,782	$182,164	$175,244	$217,318	$107,579

Fixed Charges:
Interest expense	$12,723	$12,695	$12,087	$11,924	$12,227
Portion of rentals representative of interest factor	7,575	7,313	6,737	6,234	6,152

Total fixed charges	$20,298	$20,008	$18,824	$18,158	$18,379

Ratio of earnings to fixed charges	13.14	9.10	9.31	11.97	5.85